

Mail Stop 4720

July 27, 2009

John M. Mendez
Chief Executive Officer
First Community Bancshares, Inc.
P.O. Box 989
Bluefield, VA 24605-0989

> **Re: First Community Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-19297**

Dear Mr. Mendez:

    We have reviewed your response letter dated July 8, 2009 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008:

Note 1. Summary of Significant Accounting Policies

Long-term Investments, page 53

1.   We note your response to comment 1 of our letter dated June 23, 2009. Please confirm that you will revise your future filings to disclose your accounting and impairment policy related to your investment in FHLB stock.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009:

Management's Analysis of Financial Condition and Results of Operations

Financial Condition – Securities, page 29

2.   We note your response to comment 15 of our letter dated June 23, 2009.
        Considering the significant judgment required to determine if a security is other
        than temporarily impaired and the focus users of financial statements have placed
        on this area, we believe comprehensive and detailed disclosure is required to meet
        the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2
        and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust
        preferred security with at least one rating below investment grade, please revise
        your future filings to disclose the following information (some of which you
        provided in response to our initial comment) as of the most recent period end:

        - deal name
        - single issuer or pooled
        - class/tranche
        - book value
        - fair value
        - unrealized gain/loss
        - lowest credit rating assigned
        - number of banks currently performing
        - actual deferrals and defaults as a percentage of original collateral
        - expected deferrals and defaults as a percentage of remaining performing
          collateral
        - excess subordination as a percentage of remaining performing collateral

        Additionally, please clearly disclose how you calculate excess subordination and
        discuss what the excess subordination percentage signifies to allow an investor to
        understand why this information is relevant and meaningful.

3.   Please provide us with your calculation of the present value of cash flows
        expected to be collected from the following debt securities – PreTSL XII and
        TRAPEZA SER 13A – as of March 31, 2009 and confirm that you use the same
        methodology for all of your trust preferred securities. Identify the key
        assumptions used in your analysis and explain how you determined the
        assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2
        and related guidance. Specifically address the following with respect to the
        assumptions used in your calculation:

- Discount rate – Specify the discount rate used and how it was determined.

- Deferrals and defaults –

  a. Explain in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security and tell us whether you had different estimates of deferrals and defaults for each security;

  b. Provide us with the actual amount and percentage of deferrals and defaults experienced by the trust by quarter;

  c. Provide us with your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date;

  d. Explain how you treat deferrals (e.g. – do you treat deferrals the same as defaults); and

  e. Specify the recovery rate used and how it was determined.

4.   Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2008 and March 31, 2009. Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me, at (202) 551-3426 if you have questions regarding comments.

Sincerely,

Angela Connell
Reviewing Accountant